

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2026

Elizabeth Balta, Esq.
Chief Legal Officer and Corporate Secretary
Jade Biosciences, Inc.
221 Crescent St., Building 23, Suite 105
Waltham, MA 02453

     Re: Jade Biosciences, Inc.
           Registration Statement on Form S-3
           Filed May 07, 2026
           File No. 333-295665

Dear Elizabeth Balta Esq.:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Crawford at 202-551-7767 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Matthew T. Bush, Esq.